FleetCor’s compensation committee made little change to the executive compensation plan since it was resoundingly rejected by 70 percent of shareholders in 2014.

•         Please vote AGAINST the FleetCor Technologies (NYSE:FLT) “Say-on-Pay” proposal;

•         WITHHOLD support from directors Hagerty and Stull at the annual meeting June 21, 2017

Dear FleetCor shareholder,

We urge you to Vote No on the Advisory Vote to Approve Executive Compensation (“Say-on-Pay”) and WITHHOLD support from compensation committee chair Thomas M. Hagerty and fellow committee member Steven T. Stull at the annual meeting of shareholders on June 21, 2017, in light of pervasive pay problems, which include:

•         One of the worst pay-for-performance profiles in the Russell 3000: According to Equilar, FleetCor’s 2016 pay-for-performance alignment is worse than 98 percent of Russell 3000 companies.

•         Pay levels that are disconnected from attracting and retaining key talent: At $36 million, CEO pay at target is more than 5 times the peer median; CEO Clarke’s 5-year SEC Realizable Pay is $303 million, again based on Equilar’s analysis.

•         A flawed approach to incentive compensation: (1) Heavy reliance on options, and (2) supposedly performance-based rewards that vest over 1 or 2 year periods and can thus overlap the annual bonus plan.

•         Pay levels that are primed to rise even higher next year: In January 2017, the company doubled the size of 2016 its stock option grant to award 850,000 shares.

The 2014 Say on Pay Debacle

Most alarming is that the compensation committee has made few changes to the Company’s executive compensation plan since it was resoundingly rejected by 70 percent of shareholders in 2014, one of the highest negative votes recorded in the Russell 1000. The Compensation Committee retained the objectionable features of the 2014 plan:

•         As in 2014, 2016 pay is heavily focused on time-based option grants and performance-based awards that are not based on rigorous long-term performance metrics:

o   Of the 2016 total CEO compensation of $29 million, $13 million represents the grant date fair value pay of an award of stock options that vest in just two years; another $5.7 million represents an award of restricted stock that vested after just one year, based on achieving a non-GAAP performance hurdle known as “adjusted net income per diluted share.”

•         Shareholders should also be concerned about the modification of past awards: In 2016, the committee retroactively changed the terms of its 2014 performance award to the CEO, resulting in the vesting of 50,000 restricted shares to the CEO that would not have otherwise occurred.  This adjustment to an already “adjusted” metric added an additional $7.6 million to the CEO’s 2016 pay.

•         On January 25, 2017, the company granted another 850,000 stock options vesting over three years to the CEO.

The CtW Investment Group works with pension funds sponsored by unions affiliated with Change to Win, a federation of unions representing nearly 5.5 million members, to enhance long term shareholder value through active ownership.  These funds invest over $250 billion in the global capital markets and are substantial investors of FleetCor.

FleetCor’s 2016 pay demonstrates a failure to respond to shareholders’ concerns.

Only two other companies in the Russell 1000 had greater shareholder opposition to executive compensation plan in 2014.  At the time, shareholders objected to the plan’s poor alignment between pay and performance, the lack of rigorous performance conditions in the special equity grant of 317,000 restricted shares valued at $33 million, and the lack of full disclosure of performance goals.  These indicators of excessive and misaligned pay have not changed: FleetCor CEO pay has been the highest in its peer group and above four times the peer median in every year since 2012 according to Equilar. Indeed, CEO Clarke’s $29.4 million in grant date value compensation in 2016 would place him 12th in The Wall Street Journal’s ranking of S&P500 CEO pay, even though FleetCor is not in the S&P500 index.

Not much has changed in 2016: Equilar valued FleetCor’s 2016 CEO target pay at $36 million.  This amount included an award of 425,000 time-vested options valued by Equilar at potentially $20 million, vesting over two years. The board granted the CEO restricted stock in 2016 worth another $5.7 million.  This restricted stock had a one-year performance hurdle of 2016 “adjusted net income per diluted share” and vested fully in February 2017.

The equity incentive plan and annual incentive plans have overlapping metrics

FleetCor’s compensation plan also uses the same “adjusted net income” metric as a 50 percent factor for its annual incentive plan.  A single, short-term metric in an equity plan that overlaps with an annual incentive plan provides no long-term incentives and fails to align pay with the interests of long-term investors. The FleetCor pay plan provides no long-term performance-based incentives.

Retroactive altering of incentive target

As the Company’s financial performance faltered, the compensation committee revised the method it used to calculate its incentive target (a non-GAAP “adjusted net income” computation) and then applied the new approach retroactively to a 2014 grant, resulting in the vesting of 50,000 restricted shares in June of 2016.

FleetCor’s continued heavy reliance on time-based stock option grants—both in 2016 and in 2017—is an outlier. According to Equilar’s 2106 CEO Pay Trends report, of the FLT CEO’s 2016 equity grants, 78 percent of target value are time-based stock options while only 22 percent are contingent on a one-year performance target.  Equilar’s study of pay trends shows that options typically represent just 11 percent of pay components in the S&P 500, as companies have responded to shareholder demands to align CEO pay with company performance  and to establish meaningful long-term performance metrics.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted

While the company made a smaller grant of 425,000 stock options in 2016, it made another discretionary grant of 850,000 stock options on January 25, 2017, providing further evidence that the committee has failed to respond to shareholder concerns.

Large equity sales by the CEO provide additional evidence of the failure of the FleetCor pay plan to serve the interests of long-term shareholders

Since 2011, the CEO has reported sales of 8 million shares of FleetCor stock worth an estimated $507 million.  Given this pattern of cashing out of equity awards, granting additional stock options makes little sense as a strategy to align CEO pay with the interests of long-term shareholders.

Conclusion

Opposition to an executive pay plan from 70 percent of shareholders is very rare. Failure to respond to shareholder opposition is rarer still and calls into question the ability of directors to be effective stewards of long-term shareholder value.  We urge shareholders to vote AGAINST say-on-pay and to oppose the re-election of Compensation, Nominating and Corporate Governance Committee members Hagerty and Stull at the FleetCor annual meeting on June 21.  Shareholders without pre-existing policies should also consider supporting annual say-on-pay votes at FleetCor.

Sincerely,

Dieter Waizenegger

Executive Director, CtW Investment Group

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted